Exhibit 99.1

Corporación América Airports S.A. Reports June 2022 Passenger Traffic

Total passenger traffic continued to recover reaching 77.5% of June 2019 traffic levels and up 147.8% YoY

Italy and Ecuador at 90% of pre-pandemic levels; Armenia at 111%

LUXEMBOURG--(BUSINESS WIRE)--July 18, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 147.8% YoY increase in passenger traffic in June 2022, reaching 77.5% of pre-pandemic levels of June 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2021)
Statistics	Jun'22	Jun'21	% Var.	YTD’22	YTD'21	% Var.
Domestic Passengers (thousands)	2,876	1,148	150.5%	17,270	7,624	126.5%
International Passengers (thousands) (3)	1,869	566	230.4%	8,743	2,348	272.4%
Transit Passengers (thousands)	385	356	8.0%	2,564	2,015	27.3%
Total Passengers (thousands)	5,130	2,070	147.8%	28,576	11,986	138.4%
Cargo Volume (thousand tons)	27.4	25.5	7.5%	168.9	151.1	11.8%
Total Aircraft Movements (thousands)	61.4	34.2	79.4%	337.6	194.2	73.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2022 vs. 2019)
Statistics	Jun'22	Jun'19	% Var.	YTD’22	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	2,876	3,658	-21.4%	17,270	22,704	-23.9%
International Passengers (thousands) (3)	1,869	2,355	-20.6%	8,743	13,747	-36.4%
Transit Passengers (thousands)	385	610	-36.9%	2,564	4,125	-37.8%
Total Passengers (thousands)	5,130	6,623	-22.5%	28,576	40,577	-29.6%
Cargo Volume (thousand tons)	27.4	33.0	-16.7%	168.9	210.7	-19.9%
Total Aircraft Movements (thousands)	61.4	67.9	-9.5%	337.6	419.6	-19.5%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
(3)	Includes estimated data for a portion of PAX at Pisa airport.

Passenger Traffic Overview

Total passenger traffic in June 2022 grew 147.8% compared to the same month of last year, driven by increases across all countries of operations, particularly in Argentina and Italy, boosted by higher traffic demand reflecting the lifting of travel restrictions and the re-opening of borders on November 1, 2021, in Argentina and Uruguay. Overall passenger traffic recovered to 77.5% of June 2019 levels, from 75.5% in May, with international and domestic passenger traffic reaching 79.4% and 78.6% of June 2019, respectively.

In Argentina, total passenger traffic continued to recover increasing 442% YoY and reaching 77.5% of June 2019 levels, up from the 74.8% posted in May. International passenger traffic improved to 64.2% of pre-pandemic levels, compared with 60.8% in May, showing a continued recovery since the full re-opening of borders on November 1, 2021 and the lifting of travel requirements. Dynamics in domestic passenger traffic continued to strengthen, with traffic reaching 83.1% of June 2019 levels, up from the 81.3% posted in May.

In Italy, passenger traffic grew 256% YoY reaching 89.5% of June 2019 levels, up from the 78.1% and 85.0% posted in April and May, respectively. Passenger traffic benefited from the start of the summer season and trends are expected to improve further in the coming months, also reflecting the lifting of travel restrictions effective June 1, 2022.

In Brazil, total passenger traffic increased 28.0% YoY, and reached 77.7% of June 2019 pre-pandemic levels, compared with 78.6% recorded in May. Domestic traffic, which accounted for 70% of total traffic, stood at almost 90% of pre-pandemic levels whereas transit passengers reached 57.1% of June 2019 levels.

Total passenger traffic in Uruguay increased 383% YoY and reached 65.9% of June 2019 levels, broadly in line with the 66.1% posted in May.

In Ecuador, passenger traffic increased 64.9% YoY reaching 89.2% of June 2019 levels, down from the 97.1% posted in May. International passenger traffic performed well, reaching 95.6% of pre-pandemic levels, boosted by routes to Europe, as well as the US and Panama. Domestic passenger traffic was impacted by some flight cancelations due to protests and social unrest in the country and reached 84.0% of June 2019 pre-pandemic levels, compared with 94.1% in May.

In Armenia, total passenger traffic increased 56.7% YoY. Passenger traffic continued to perform well, surpassing pre-pandemic levels, at 111.4% of June 2019, improving from the 96.4% and 107.4% recorded in April and May, respectively.

Cargo Volume and Aircraft Movements

Cargo volume increased 7.5% YoY and stood at 83.3% of June 2019 levels, or at 84.2% when adjusting for the discontinuation in Peru. Close to 70% of cargo volume came from Argentina and Brazil, which reported volumes at 86.0% and 60.1% of June 2019 pre-pandemic levels. Importantly, Italy, Uruguay and Armenia reported higher cargo volume than pre-pandemic levels.

Aircraft movements increased 79.4% YoY reaching 90.5% of June 2019 levels, or at 94.3% when adjusting for the discontinuation of operations in Peru. More than two thirds of aircraft movements came from Argentina and Brazil, which reached 89.4% and 94.1% of pre-pandemic levels, respectively. To note, aircraft movements in Ecuador, Armenia and Uruguay were above June 2019 levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2021)
	Jun'22	Jun'21	% Var.	YTD'22	YTD'21	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,567	473	442.4%	14,734	4,460	230.4%
Italy(3)	751	211	256.3%	2,795	399	600.3%
Brazil	1,072	837	28.0%	7,115	4,671	52.3%
Uruguay	104	22	383.0%	648	96	573.7%
Ecuador	322	196	64.9%	1,929	889	117.0%
Armenia	314	201	56.7%	1,355	772	75.6%
Peru	-	131	-100.0%	-	700	-100.0%
TOTAL	5,130	2,070	147.8%	28,576	11,986	138.4%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,643	13,439	9.0%	90,320	80,183	12.6%
Italy	1,320	1,254	5.2%	7,598	7,101	7.0%
Brazil	4,567	4,766	-4.2%	28,182	30,135	-6.5%
Uruguay(2)	2,514	2,295	9.5%	17,041	15,112	12.8%
Ecuador	2,734	2,259	21.0%	17,654	9,649	83.0%
Armenia	1,666	1,302	27.9%	8,078	7,546	7.1%
Peru	-	207	-100.0%	-	1,359	-100.0%
TOTAL	27,444	25,522	7.5%	168,874	151,084	11.8%
Aircraft Movements
Argentina	30,640	13,207	132.0%	174,724	92,856	88.2%
Italy	7,607	3,551	114.2%	30,406	9,091	234.5%
Brazil	11,240	8,521	31.9%	67,169	48,105	39.6%
Uruguay	1,940	1,157	67.7%	13,855	5,541	150.0%
Ecuador	6,787	4,482	51.4%	38,118	23,228	64.1%
Armenia	3,206	1,789	79.2%	13,320	7,702	72.9%
Peru	-	1,531	-100.0%	-	7,699	-100.0%
TOTAL	61,420	34,238	79.4%	337,592	194,222	73.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2022 vs. 2019)
	Jun'22	Jun'19	% Var.	YTD'22	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,567	3,312	-22.5%	14,734	21,221	-30.6%
Italy(3)	751	839	-10.5%	2,795	3,779	-26.0%
Brazil	1,072	1,380	-22.3%	7,115	9,254	-23.1%
Uruguay	104	158	-34.1%	648	1,142	-43.3%
Ecuador	322	361	-10.8%	1,929	2,231	-13.5%
Armenia	314	282	11.4%	1,355	1,321	2.6%
Peru	-	292	-100.0%	-	1,631	-100.0%
TOTAL	5,130	6,623	-22.5%	28,576	40,577	-29.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,643	17,020	-14.0%	90,320	110,842	-18.5%
Italy	1,320	1,042	26.6%	7,598	6,508	16.7%
Brazil	4,567	7,605	-39.9%	28,182	47,380	-40.5%
Uruguay(2)	2,514	2,105	19.4%	17,041	14,163	20.3%
Ecuador	2,734	3,275	-16.5%	17,654	21,150	-16.5%
Armenia	1,666	1,540	8.2%	8,078	8,294	-2.6%
Peru	-	376	-100.0%	-	2,362	-100.0%
TOTAL	27,444	32,963	-16.7%	168,874	210,699	-19.9%
Aircraft Movements
Argentina	30,640	34,291	-10.6%	174,724	221,927	-21.3%
Italy	7,607	8,080	-5.9%	30,406	36,596	-16.9%
Brazil	11,240	11,945	-5.9%	67,169	78,375	-14.3%
Uruguay	1,940	1,937	0.2%	13,855	15,851	-12.6%
Ecuador	6,787	6,544	3.7%	38,118	40,940	-6.9%
Armenia	3,206	2,361	35.8%	13,320	11,375	17.1%
Peru	-	2,708	-100.0%	-	14,535	-100.0%
TOTAL	61,420	67,866	-9.5%	337,592	419,599	-19.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716